UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2025

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

6 Ofra Haza Street • Or Yehuda • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

AudioCodes Ltd. (the "Company") announced today that the Company’s Board of Directors (the “Board”) approved Mr. Stanley Stern’s request to step down from his role as Chairman of the Board and to continue his role as an independent director of the Company. Mr. Doron Nevo, an existing independent director of the Company, was elected by the Board to serve as the new Chairman of the Board commencing April 1, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ Itamar Rosen
Itamar Rosen, Advocate
Chief Legal Officer and Company Secretary

Dated: March 31, 2025